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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 0-11552
CUSIP NUMBER: 879913200

(CHECK ONE):	/x/Form 10-K	/ /Form 20-F	/ /Form 11-K	/ /Form 10-Q	/ /Form N-SAR
For Period Ended: October 31, 2001

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

TELEVIDEO, INC.

Full Name of Registrant

Former Name if Applicable

2345 Harris Way

Address of Principal Executive Office (Street and Number)

San Jose, California 95131

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report or semi-annual report/portion thereof,
/x/		will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
Not Applicable

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

        (ATTACH EXTRA SHEETS IF NEEDED)

The primary reason that the Registrant is unable to file its Form 10-K by January 29, 2002 is that during the fiscal year 2001 the Company has assigned a new independent accountant to perform the audit of its financial statements and the new audit team need additional time to gather and compile all of the information for the fiscal year 2001 Form 10-K and regarding the activity of the Company in the previous years.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Marius A. Dan (Name)	(408) (Area Code)	955-7427 (Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
/x/ Yes / / No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
/x/ Yes / / No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Explanation: See attached explanation.

TELEVIDEO, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	January 29, 2002.	By:	/s/ Dr. K. Philip Hwang
Chairman of the Board and Chief Executive Officer and Acting Principal Accounting and Financial Officer

TELEVIDEO, INC.
FORM 12b-25
Dated January 29, 2002

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
(SEE 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.
This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.
A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.
Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter). Question (3), Part IV Explanation

EXPLANATION:

The Registrant expects that operating loss for the fiscal year ended October 31, 2001 will be approximately $1.4 million lower than for the fiscal year 2000 and the revenue from operations will be lower with approximately $0.1 million.

The Registrant expects that its Statements of Operations for the year ended October 31, 2001 will show net loss of approximately $6,464,000 due primarily to the decrease in the carryover value of its investments with approximately $4,781,000. In the fiscal 2000, the Registrant has recorded a net income in amount of $4,627,000, due in principal to the sale of C-NET stock of approximately $10,059,000.

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GENERAL INSTRUCTIONS